June 25, 2019

Jianxin Zhang
Chief Executive Officer
China Liberal Education Holdings Limited
Huateng Century Park Headquarters
Building A, Level 2
Beijing, PRC

       Re: China Liberal Education Holdings Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted June 18, 2019
           CIK No. 0001775085

Dear Mr. Zhang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Our Results of Operations
Our Tuition and Service Fees Charged, page 39

1. Highlight that the Chinese host universities you partner with for your Sino-foreign jointly managed academic programs have the ability to withhold your portion of tuition payments in certain circumstances. To the extent any such withholding may materially affect your revenue, profitability, results of operations, or financial condition, provide related risk factor disclosure.
 Jianxin Zhang
China Liberal Education Holdings Limited
June 25, 2019
Page 2
Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency, page 39

2. Highlight that any costs related to teacher substitution, textbooks, course materials and curriculums adjustment arising out of a service deficiency are borne by the company rather than a host university.
Industry, page 56

3. With regard to your statement that the information and data presented in this section have been derived from the Frost & Sullivan industry report dated April 2019, indicate that the report was commissioned by the company in connection with this offering.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-
7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



FirstName LastNameJianxin Zhang                      Sincerely,
Comapany NameChina Liberal Education Holdings Limited
                                                     Division of Corporation
Finance
June 25, 2019 Page 2                                 Office of
Telecommunications
FirstName LastName